Related Documentation

This document generally describes the terms of Bank of America Corporation Optionally Exchangeable Senior Notes (the “Optionally Exchangeable notes”). This document should be read together with our product supplement no. 1, dated March 16, 2006, relating to the Optionally Exchangeable notes, the prospectus supplement for Medium-Term Notes, Series K, dated April 15, 2004 and the prospectus dated April 14, 2004. Terms used below have the meanings given to them in the product supplement for the Optionally Exchangeable notes, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Bank of America Corporation.

This document also generally describes the terms of Bank of America Corporation Basket Optionally Exchangeable Senior Notes (the “Basket notes,” and collectively with the Optionally Exchangeable notes, the “notes”). This document should be read together with our product supplement no. 2, dated March 16, 2006, relating to the Basket notes, the prospectus supplement for Medium-Term Notes, Series K, dated April 15, 2004 and prospectus dated April 14, 2004. Terms used below have the meanings given to them in the product supplement for the Basket notes, unless the context requires otherwise.

We have filed a registration statement (including the prospectus, the prospectus supplement and the two product supplements) with the SEC for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext 8432).

You may access documents on the SEC Web site at www.sec.gov as follows (or if such addresses have changed, by reviewing BAC’s filings for the relevant date on the SEC Web site):

•	product supplement no. 1 dated March 16, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312506057642/d424b3.htm

•	product supplement no. 2 dated March 16, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312506057647/d424b3.htm

•	prospectus supplement for Medium Term Notes, Series K, dated April 15, 2004:

http://www.sec.gov/Archives/edgar/data/70858/000119312504063259/d424b5.htm

The terms of the notes described herein may be modified, as described in the above product supplements.

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Bank of America Corporation Optionally Exchangeable Notes

Our Optionally Exchangeable notes provide you with an opportunity to participate in the potential appreciation of a common stock or similar common equity security (the “Index Stock”) in a principal protected manner.

The notes are our unsecured senior notes, exchangeable at your option into a predetermined number of shares of the Index Stock or the cash equivalent of those shares. The notes can be structured to give you the right to exchange the note for the underlying shares at any time, from a predetermined date, or on the maturity date only.

We may have the right to call the notes at certain times or upon the occurrence of certain events. For example, a seven-year Optionally Exchangeable note may not be callable for the first two years.

The notes may pay a nominal interest rate. This interest rate will be less than the interest rate on a fixed rate obligation of comparable maturity issued by us. Thus, the return at maturity on the note is primarily dependent on the price performance of the Index Stock into which it is exchangeable.

The notes are principal protected. The principal protection only applies if the notes are held until maturity or the call date, if callable.

Our Basket notes are a subset of the Optionally Exchangeable notes that provide you with an opportunity to participate in the potential appreciation of a basket of common stocks or similar common equity securities (the “Basket Stocks”) in a principal protected manner.

A separate pricing supplement will describe the terms that apply specifically to your note, including any changes to the terms described in the applicable product supplement.

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The Index Stock

At maturity or upon an earlier call or exchange, as described below, you will receive either a cash payment or shares of the Index Stock determined based upon the appreciation (if any) in the price of the Index Stock.

Eligible Index Stocks which would underlie the notes include:

•	Common shares of US issuers registered under the Securities Exchange Act of 1934 (the “Exchange Act”)

•	Common shares (or equivalent) of non-US issuers registered under the Exchange Act

•	American Depository Receipts (ADRs) classified as Level 2 or Level 3

•	Broad-based Exchange Traded Funds (ETFs)*

•	Sector or style-based Exchange Traded Funds (ETFs)*

•	US broad-based equity indices*

•	US sector or style-based equity indices*

•	Global equity indices*

Eligible Basket Stocks which would underlie the notes include any combination of the above eligible Index Stocks.

Each Index Stock or Basket Stock Issuer will be subject to the informational requirements of the Exchange Act, and will be a company that files reports and other information with the SEC.

Each Index Stock or Basket Stock Issuer will have a class of common equity securities or ADRs registered under the Exchange Act. However, if the Index Stock Issuer is not a United States company, the return on the notes may depend on the performance of an equity security or securities that are not listed or traded in the United States. This may occur, for example, if ADRs of the Index Stock Issuer are traded in the United States, but the common equity securities of the Index Stock Issuer are traded on one or more foreign stock exchanges.

*Pending the execution of proper licensing agreements. If we decide to issue any Optionally Exchangeable notes that are exchangeable for these types of Index Stock, you will receive a detailed description of these notes. These types of Index Stock are not specifically described in product supplements no. 1 or no. 2.

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Payment at Maturity

At maturity, if we have not called the Optionally Exchangeable notes and you have not exchanged the notes, for each unit of notes, we will pay you an amount equal to the greater of:

•	a cash amount equal to the arithmetic average of the Exchange Parity (as defined below) during the Maturity Calculation Period, or at our option, a number of shares of the Index Stock equal to the Exchange Ratio (in which case you will not receive accrued but unpaid interest); or

•	a cash amount equal to the principal amount plus the final interest payment on one unit of the notes.

The Exchange Parity represents the market value of the Index Stock per note that the noteholder is entitled to receive upon exchange. Initially, Exchange Parity will be calculated as follows:

Exchange Parity = reference price x Exchange Ratio

Thereafter, Exchange Parity will be determined at the close of each trading day, and will be calculated as follows:

Exchange Parity = closing market price of the Index Stock x Exchange Ratio

The Exchange Ratio represents the number of shares of the Index Stock per note that the noteholder is entitled to receive upon exchange. The Exchange Ratio will be determined on the pricing date by the following formula:

The reference price equals the initial level of the Index Stock as determined on the pricing date of the notes.

The Initial Premium is the percentage by which the principal amount of the note exceeds the initial Exchange Parity. Therefore, Exchange Parity must increase by more than the Initial Premium in order for you to receive shares of the Index Stock or cash having an aggregate value greater than the principal amount of the notes. The Initial Premium will be stated in the applicable pricing supplement for the notes.

The Maturity Calculation Period typically will be the fifth trading day prior to the maturity date. The return on some notes, however, may depend on a longer Maturity Calculation Period as specified in the applicable pricing supplement.

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Examples of Payment at Maturity

The following are three hypothetical examples for one unit of the notes with a principal amount equal to $1,000.00 to illustrate how the cash payment at maturity on a series of notes linked to a single Index Stock will be calculated, assuming that you have not exchanged the notes and that we have not called the notes. These examples are based upon the following assumptions:

•	a hypothetical reference price of $40.00;

•	a hypothetical Initial Premium of 25.00%;

•	a hypothetical Exchange Ratio of 20.00;

•	a hypothetical initial Exchange Parity of $800.00 (=$40.00 x 20.00); and

•	a hypothetical interest rate of 0.25% per annum, paid semi-annually.

Example 1—The hypothetical average Exchange Parity during the Maturity Calculation Period is $600.00, which is less than the initial Exchange Parity.

In this case, the cash amount payable with respect to each unit of the notes at maturity would equal $1,001.25, representing the sum of the $1,000.00 principal amount of one unit, plus the final interest payment of $1.25.

Example 2—The hypothetical average Exchange Parity during the Maturity Calculation Period is $900.00, which exceeds the initial Exchange Parity, but not by more than the Initial Premium.

In this case, although the average Exchange Parity during the Maturity Calculation Period is greater than the initial Exchange Parity, the increase is only 12.50%, which is less than the Initial Premium. The cash amount payable with respect to each unit of the notes would equal $1,001.25, representing the sum of the $1,000.00 principal amount of one unit, plus the final interest payment of $1.25.

Example 3—The hypothetical average Exchange Parity during the Maturity Calculation Period is $1,200.00, which exceeds the initial Exchange Parity by more than the Initial Premium.

In this case, the average Exchange Parity during the Maturity Calculation Period exceeds the initial Exchange Parity by 50%, which is more than the Initial Premium. Therefore, the cash amount payable for each unit of the notes at maturity would equal $1,200.00. However, you would not be entitled to any accrued but unpaid interest.

Because these examples are based on hypothetical terms of the notes and hypothetical assumptions, the returns set forth above may not represent the actual return of the notes.

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Examples of Payment at Maturity (cont.)

The following graph illustrates the comparison of the payment at maturity of the hypothetical notes described in the above example and the value of $1,000.00 invested in the hypothetical Index Stock at the reference price of $40.00 versus the average closing level of the Index Stock during the Maturity Calculation Period. It is assumed that the Exchange Ratio of 20.00 remains unadjusted throughout the life of the note.

Comparison of an Investment in the Hypothetical Notes to an Investment in the Hypothetical Index Stock:

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Call Right

Our notes may or may not include a call right. If the notes are callable, we may call the notes on or after the first call date specified in the applicable pricing supplement. If the notes are called, for each unit of the notes, we will pay you a cash amount equal to the greater of:

•	the arithmetic average of the Exchange Parity, as determined during the Call Calculation Period; or

•	the principal amount of one unit of the notes.

If we call the notes, then you will not receive accrued interest from, and including, the immediately preceding interest payment date through, and including, the call date.

Including a call feature in these notes can result in a lower Initial Premium for the note, as compared to a non-callable note with a similar term, interest rate, and underlying Index Stock. Therefore, the Index Stock would need to increase less in order for the Exchange Parity to be greater than the principal amount of the note. However, this feature comes with a cost: you may be exposed to the Index Stock for a shorter period of time than initially expected if the note is called.

The greater the Exchange Parity after the pricing date of the notes, the greater the likelihood that we will call the notes.

These notes can be structured to provide varying degrees of call protection.

Exchange at Your Election

Unless we previously have given notice of our intent to call the notes, or the notes have been structured so that they are not exchangeable prior to the maturity date (as provided in the applicable pricing supplement), you may exchange the notes for cash, or at our option, shares of the Index Stock on or after the first exchange date as specified in the applicable pricing supplement. If the notes are exchangeable by you, the first exchange date may be any date following the issue date up to the maturity date.

If you exchange your notes, for each unit of the notes you own, we will pay you a cash amount equal to the Exchange Parity, or at our option, we may deliver to you, instead of cash, a number of shares of the Index Stock equal to the Exchange Ratio.

If you exercise your exchange option, you will not receive accrued interest from and including the immediately preceding interest payment date through, and including, the exchange date.

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Summary of Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences of the notes to certain United States Holders that acquire the notes upon their original issuance at the Issue Price (as defined below). You should refer to the product supplements and the applicable pricing supplement, which contain a more detailed United States federal income tax summary. The tax consequences of investing in the notes are complex, and you should consult your own tax advisor concerning the application of the United States federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of the notes arising under the laws of any state, local or foreign jurisdiction.

The amount payable on the notes on each of the early exchange, early redemption, or retirement at maturity of the notes will depend on the market price of the Index Stock (or Basket Stocks). Accordingly, although the matter is not free from doubt, notes with a maturity of more than one year should be treated as “contingent payment debt instruments” for United States federal income tax purposes subject to taxation under the “noncontingent bond method.” As a result, the notes generally will be subject to the original issue discount (“OID”) provisions of the Internal Revenue Code (the “Code”) and the Treasury regulations issued under the Code. Under applicable Treasury regulations, a United States Holder generally will be required to report OID or interest income based on a comparable yield and a projected payment schedule, established by us for determining interest accruals and adjustments with respect to a note.

A comparable yield with respect to a contingent payment debt instrument generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the contingent payment debt instrument. A projected payment schedule with respect to a contingent payment debt instrument generally is a series of expected payments, the amount and timing of which would produce a yield to maturity on that debt instrument equal to the comparable yield. The “comparable yield” and the “projected payment schedule” are not calculated or provided for any purposes other than the determination of a United States Holder’s interest accruals and adjustments with respect to the notes for United States federal income tax purposes, and we make no representations regarding the actual payments on the notes, except with respect to the periodic interest payments.

A United States Holder will be required to recognize interest income equal to the excess of actual payments over the projected contingent payments for a note for the taxable year in which a contingent payment is paid, and a United States Holder generally will treat any gain on sale or exchange of the notes as ordinary interest income.

The product supplements and pricing supplement will set forth additional information about the United States federal income tax consequences of the notes, including discussion of the tax consequences of payments on the notes and a sale, exchange, redemption or retirement of the notes, the possible alternative tax treatments of the notes, certain tax consequences applicable to notes with a maturity date of not more than one year from the date of issue, and backup withholding and information reporting considerations.

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Risk Factors

An investment in the notes entails significant risks. The following is a list of some of the risks associated with an investment in the notes. You should refer to the applicable product supplement and pricing supplement, which contain a more detailed discussion of the risks associated with the notes. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those listed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about the significant elements of the notes or financial matters in general.

•	The potential appreciation of the value of the notes may be limited by our call right.

•	Your yield may be less than the yield on a standard debt security of comparable maturity.

•	Your return on the notes will not be the same as the return you could earn by owning the Index Stock directly.

•	We cannot assure you that a trading market for the notes will ever develop or be maintained.

•	If you attempt to sell the notes prior to maturity, the market value of the notes, if any, may be less than the principal amount of the notes. A variety of complex and interrelated factors could reduce the market value of the notes, including:

o	the market value of the Index Stock;

o	the volatility of the Index Stock;

o	prevailing interest rates;

o	the time to maturity of the notes;

o	the dividend yield on the Index Stock;

o	general economic and other conditions; and

o	the earnings performance and creditworthiness of the Index Stock Issuer.

•	Changes in our credit ratings are expected to affect the value of the notes.

•	Hedging activities may affect your return at maturity and the market value of the notes.

•	The historical performance of the Index Stock is not an indication of its future performance.

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Risk Factors (cont.)

•	The amount payable to you at maturity, or upon a call or exchange of the notes, is not subject to adjustment for all corporate events.

•	You will not have any rights as a shareholder of the Index Stock Issuer unless you exchange your notes for shares of the Index Stock.

•	At maturity, or upon an exchange of your notes, you may be subject to adverse changes in the market price of the Index Stock

•	You have no assurance that you will continue to receive current information on the Index Stock Issuer.

•	We will not hold any shares of the Index Stock for your benefit.

•	Unless otherwise specified in the applicable pricing supplement, we and our affiliates are not affiliated with the Index Stock Issuer, and are not responsible for any disclosure made by the Index Stock Issuer.

•	Our trading and hedging activities may create conflicts of interest with you.

•	Our business activities relating to the Index Stock Issuer may create conflicts of interest with you.

•	Secondary market prices of the notes may be affected adversely by the inclusion in the original issuance price of the notes of any agent commissions and the costs of hedging our obligations under the notes.

•	There may be potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent.

•	The United States federal income tax consequences of the notes are uncertain.

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